Exhibit 99.1

	Six Months Ended June 30, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Earnings:
Total earnings before taxes	$23,770,082	$42,916,097	$71,187,876	$99,445,585	$46,759,150	$46,936,242
Fixed Charges:
Interest and fees paid in connection with borrowed funds	$16,856,161	$36,888,578	$33,960,029	$35,140,875	$23,751,990	$15,886,511

Earnings available to cover fixed charges	$40,626,243	$79,804,675	$105,147,905	$134,586,460	$70,511,140	$62,822,753

Ratio of earnings to fixed charges	2.41	2.16	3.10	3.83	2.97	3.95